EXHIBIT 99.2

AGREEMENT OF PRINCIPAL LEASE

BETWEEN:	7739907 CANADA INC., a legal person duly incorporated, having its head office at 925 Grande Allée West, Suite 300, Quebec City, Province of Quebec, G1S 1C1, herein acting through its representatives duly authorized as they declare.

(hereinafter called the «Lessor»)

AND:	BIRKS GROUP INC., a legal person duly incorporated, having its head office at 1240, Phillips-Square Street, Montreal, Province of Quebec, H3B 3H4, herein acting through it representative, Jean-Christophe Bédos, President & CEO, duly authorized as he declares.

(hereinafter called the «Lessee»)

IT IS AGREED:

SECTION 1 - DESCRIPTION OF PREMISES

1.1 The useable area as well as the rentable area of the Building and the 2nd Floor Premises (as hereinafter defined), as well as any additional space leased during the Term (as hereinafter defined), and any extension or renewal thereof, will be measured in accordance with the BOMA ANSI Z-65-1 1996 standard. Before the Occupancy Date (as herein defined), the Lessor, at its own cost, will provide the Lessee with a final certificate of measurement of the Premises (as hereinafter defined) prepared by a Quebec Land Surveyor establishing the useable and rentable area of the Premises and the Building (as herein defined).

The premises shall consist of: a portion of the currently existing 2nd floor of the Building, facing south and completely fronting along de Maisonneuve Boulevard (the “2nd Floor Premises”) as well as one (1) enclosed space on the “Maisonneuve” level of the Building (the “Maisonneuve Floor Premises”) (2nd Floor Premises and Maisonneuve Floor Premises, collectively referred to as “Premises” as identified in Schedule “A” hereto). The parties recognize that the rentable area of the Maisonneuve Floor Premises will be 6,423 square feet and it will not be subject to the measurement hereinabove.

For information purposes, the following are estimated to be the rentable areas for the Premises:

2nd Floor Premises:	20,000 square feet approximately
Maisonneuve Floor Premises:	6,423 square feet

Total:	26,423 square feet approximately

The Premises are situated in the building bearing civic number 2020 Robert-Bourassa Boulevard, Montreal, (the “Building”) constructed on lot number 1 514 389 of the Cadastre of the Province of Quebec, Registration Division of Montreal; the Building and the land surrounding it are collectively called the “Immovable”.

The Lessee declares that it has visited the Premises and is satisfied with their present state and condition, subject to the Lessor delivering the Premises to the Lessee in accordance with Section 9.1 herein. Upon the Lessor’s substantial completion of the Base Building (as defined in Schedule «B – Base Building» attached hereto) as certified by an architect’s certificate, the Lessee will have forty-five (45) days to inspect the Base Building (the “Inspection Period”). Prior to the expiration of the Inspection Period, the Lessee will deliver to the Lessor a list of deficiencies, if any, as they may pertain to the Base Building (the “Deficiencies”), and the Lessor will work diligently to correct said Deficiencies. Save and except for any latent defects, the Lessee will take possession of and accept delivery of the Premises and the Base Building from the Lessor, “as is – where is”, at the expiration of the Inspection Period, subject to the Lessor correcting any remaining Deficiencies therein.

SECTION 2 - TERM

2.1 Lessee’s Lease shall be for a period of 16 years (the “Term”), commencing on May 1st, 2017 (the “Commencement Date”) and shall extend through April 30th, 2033 (the “Termination Date”).

Lessor	Lessee

Lessor shall provide Lessee with access to the Premises at no charge on January 15th, 2017 (the “Occupancy Date”). The period between the Occupancy Date and the Commencement Date shall be defined as the “Fixturing Period”.

Lessee shall carry out its initial leasehold improvements during the Fixturing Period. As soon as Lessee’s leasehold improvements are substantially completed, Lessee shall have the right to occupy the Premises and conduct its business therein at no cost until the Commencement Date save and except for daily cleaning cost in the Premises occupied, as well as the cost of electricity related to their occupancy, but not to Building systems.

2.2 Unless otherwise renewed as provided hereunder, this lease shall end automatically on the Termination Date without notice from either of the parties. If the Lessee continues to occupy the Premises at the expiry of the lease without having signed a new lease with the Lessor, such occupation shall not be interpreted as a renewal, extension or tacit prolongation of the lease. In the circumstances, the Lessor may exercise all recourses against the Lessee which a lessor has available by law or consider this refusal to leave the Premises to be a lease by the month, subject to all the conditions of the lease, except with respect to its term and the monthly Net Rent (as hereinafter defined) which shall be a factor of 150% the monthly Net Rent payable in the preceding year.

SECTION 3 - NET LEASE

3.1 The Lessee acknowledges that the Premises are leased on a net basis of return to the Lessor. The Lessor shall not be responsible for any costs, charges, expenses or other outlays of any nature whatsoever relating to the Immovable, the Premises and the contents thereof or the business carried on by the Lessee, except as otherwise specifically provided herein. Subject to the foregoing, the Lessee shall pay its proportionate share of all Operating Costs and Property Taxes and shall pay all costs incurred by the Lessee, contractually or legally, or paid by the Lessor on behalf of the Lessee with respect to the Premises (“Other Costs”).

3.2 Notwithstanding the foregoing, the Lessor reserves the right to convert the Lease to a gross lease for the Maisonneuve Floor Premises provided that the gross rent is not more than the sum of the Net Rent and the Additional Rent (as these terms are defined below) for the Maisonneuve Floor Premises as contained herein.

Net Rent and Additional Rent shall be referred to herein collectively as “Rent”.

SECTION 4 - RENT

4.1 Net rental rate for the 2nd Floor Premises on an “as is” basis with Base Building completed by Lessor shall be as follows (the “Net Rent”):

NET RENT FOR 2ND FLOOR PREMISES

From May 1, 2017 to April 30, 2022: $17.00 per square foot per annum of rentable area;

From May 1, 2022 to April 30, 2024: $18.50 per square foot per annum of rentable area;

From May 1, 2024 to April 30, 2027: $20.00 per square foot per annum of rentable area;

From May 1, 2027 to April 30, 2029: $21.50 per square foot per annum of rentable area;

From May 1, 2029 to April 30, 2033: $23.00 per square foot per annum of rentable area.

The exact amount to be paid by the Lessee as rent shall be adjusted upon confirmation of the rentable area of the 2nd Floor Premises in accordance with the provisions of Section 1.1 hereof.

4.2 NET RENT FOR MAISONNEUVE FLOOR PREMISES

From May 1, 2017 to April 30, 2022: $5.00 per square foot per annum of rentable area;

From May 1, 2022 to April 30, 2024: $5.50 per square foot per annum of rentable area;

From May 1, 2024 to April 30, 2027: $6.00 per square foot per annum of rentable area;

From May 1, 2027 to April 30, 2029: $6.50 per square foot per annum of rentable area;

From May 1, 2029 to April 30, 2033: $7.00 per square foot per annum of rentable area.

The Net Rent for the Premises is payable in equal consecutive monthly instalments, each in advance on the first day of each calendar month. In the event that the first day of a month falls on a Saturday, Sunday or statutory holiday, payment of the installment of Net Rent for the Premises as provided for herein shall be due on the following day that is not a Saturday, Sunday or statutory holiday. The amount of each instalment which corresponds to a rental term less than one month shall be calculated in accordance with the number of days of occupancy.

Lessor	Lessee

SECTION 5 - ADDITIONAL RENT

5.1 The Lessee’s proportionate share of all Operating Costs and Property Taxes as well as the Other Costs, which the Lessee pays hereunder, is additional rent (collectively “Additional Rent”). The Lessee’s proportionate share of all Operating Costs and Property Taxes shall be paid throughout the Term and any renewal or extension thereof. The Other Costs are payable on demand.

SECTION 6 - PAYMENT OF LESSEE’S PROPORTIONATE SHARE, PROPERTY TAXES AND OPERATING COSTS

6.1 Lessee’s Proportionate Share: subject to the final measurements as provided in Section 1.1 and to any ulterior modification to the total rentable area of the Building, the Lessee’s proportionate share is determined to be 5.18636 % and represents the fraction obtained by dividing the rentable area of the Premises by the total rentable area of the Building, including the area of the Premises, the common areas and the service areas but excluding the parking areas, that is, 509,471 square feet.

At the commencement of the lease, the Lessor shall evaluate the amount of the Lessee’s proportionate share of the Operating Costs and Property Taxes for the current calendar year and shall remit to the Lessee an estimate of the amount payable in advance, in equal monthly instalments on the first day of each month.

For the calendar year 2016, the Lessee’s proportionate share of the Property Taxes is estimated approximately at Eight Dollars and Fifteen Cents ($8.15) per square foot of the Premises and the Lessee’s proportionate share of the Operating Costs is Eleven Dollars and Forty-One Cents ($11.41) per square foot of the Premises.

Management and/or administration fees or costs shall be reasonable and within industry standards, shall not exceed 15% of the Building’s operating costs during the Term and shall not be charged on Property Taxes.

If the Lessor reasonably determines that such monthly instalments for the portion of the Property Taxes are not sufficient to pay such taxes when next due, the Lessee shall, on demand, pay the Lessor in advance a sufficient amount to make up the difference.

The Lessor shall provide an audited statement of the Operating Costs and Property Taxes no later than ninety (90) days after the end of each year. Lessee, acting reasonably, shall have the right to examine the Building’s books and records from time to time with an auditor of Lessee’s choosing who is a National firm accountant, to confirm the operating costs and property taxes, the whole at Lessee’s cost. Should Lessee’s audit reveal that Lessee has been overcharged by more than 3%, then Lessor shall reimburse the Lessee for the overage carrying an annual compounded interest rate of prime charged by the National Bank plus 3% and the cost of the audit.

6.2 Property Taxes: mean all taxes, rates, assessments, levies and impositions, general or special, to be collected or imposed, now or in the future, on the Immovable by the municipality, urban community, regional, county, municipality or school commission whether for public improvements or other purposes, as well as the Lessor’s tax on capital. However, Property Taxes do not include the Lessor’s federal and provincial income tax. If the tax system presently in force is changed or modified and any new tax or rate whatsoever is collected or imposed on the Immovable or even on their income whether in replacement of or in addition to all taxes presently collected or imposed on immovables, any new tax or contribution shall be included in the definition of «Property Taxes». If the competent authority decides to abolish a tax, rate, levy or imposition whatsoever which is a part of the Property Taxes, the Lessor shall remove it from the Property Taxes.

All expenses incurred by the Lessor in order to obtain or to attempt to obtain a decrease in the amount of Property Taxes shall be added to and included in the amount of Property Taxes. In the event of a reimbursement of Property Taxes after the Lessee has paid its proportionate share of Property Taxes, the Lessor shall remit to the Lessee its proportionate share of this reimbursement. However, a reduction in Property Taxes resulting from a vacancy in the Immovable for the preceding year shall be for the benefit of the Lessor and shall not be shared with the Lessee and the other lessees of the Immovable.

The proportionate share attributed by the municipality to the premises leased in the Immovable shall not serve as the basis for review of the Lessee’s proportionate share in Section 6.1.

Lessor	Lessee

The Lessor is not obliged to contest the imposition of Property Taxes, the value inscribed on the role or the evaluation attributed to the Immovable or the Premises. The Lessor may settle, or otherwise resolve, all matters and things relating thereto. The Lessee may not itself, without the Lessor’s intervention, contest, oppose or litigate the levying of imposing of Property Taxes, the value inscribed on the role or the evaluation attributed to the Immovable or the Premises.

In the event that the tax authorities directly impute part of the Property Taxes to the Premises or to the improvements therein, the Lessee shall pay them in addition to its proportionate share of the Property Taxes. Any amount directly imputed by the authorities to other premises or leasehold improvements in the Building shall be deducted from the Property Taxes.

The Lessor will not charge the Lessee for any taxes which are personal to the Lessor such as capital taxes, mutation duties, and taxes.

6.3 Operating Costs: mean all costs and expenses incurred by the Lessor, with respect to the operation, management, repair, replacement and maintenance of the Immovable, increased by a management and/or administration fee equivalent to not more than 15% of such Operating Costs. Such operating, management, repair, replacement and maintenance costs and expenses, among other things, include the following items:

•	cleaning;

•	electrical systems;

•	heating, ventilation and air-conditioning;

•	vertical transportation;

•	general expenses;

•	security and surveillance;

•	administration;

•	energy (excluding electricity charged to the Lessee pursuant to section 10.2 hereof);

•	insurance.

Operating Costs will not include initial capital cost of constructing or acquiring the Building, the cost of capital improvements or repairs, any cost associated with laws or additional taxes attributable to the sale or refinancing of the Building and any costs, changes, impositions, expenses and outlays listed below:

During the Term and any extension or renewal thereof, no expenses incurred for the following items shall be included in Operating Costs:

i.	Costs of decorating, redecorating or special cleaning or other services not provided on a regular basis to lessees of office space in the Building;

ii.	Wages, salaries, fees and fringe benefits paid to administrative or executive personnel not directly involved with the Building, or officers or partners of Lessor;

iii.	Any charge for depreciation of the Building and financing on the Building;

iv.	Any charge for Lessor’s income taxes, excess profit taxes, franchise taxes or similar taxes on Lessor’s business;

v.	All costs relating to activities for the solicitation and execution of and enforcement of disputes involving leases for other space in the Building;

vi.	Any compensation paid to clerks, attendants or other persons in commercial concessions operated by Lessor;

vii.	All costs for which Lessee or any other lessee in the Building is being charged, other than under lease provisions analogous to the paragraph of this LOI entitled property taxes, operating costs and other charges;

viii.	Lessor’s cost of electricity and other services and materials furnished to other lessees in the Building and for which Lessor is entitled to be reimbursed by such lessees as an additional charge or rental over and above the net rent payable under the lease with such lessee;

Lessor	Lessee

ix.	The cost of correcting defects in the construction of the Building or in Building electro-mechanical equipment;

x.	The cost of any repair made by Lessor because of the total or partial destruction of the Building or the expropriation of the Building or a portion of the Building;

xi.	Any operating costs representing an amount paid to a Lessor - related corporation, entity or person which is in excess of the amount which would be paid in the absence of such relationship;

xii.	The cost of tools and equipment used initially in the construction of the Building;

xiii.	The cost of any work or service performed for or facilities furnished to any lessee of the Building to a greater extent or in a manner more favorable to such lessee than that to which Lessee is entitled;

xiv.	The cost of alterations of space in the Building leased to other lessees;

xv.	Marketing costs, including lessee appreciation functions;

xvi.	Lessor’s general corporate overhead general administrative expenses not specifically incurred in the operation, management or administration of the Building;

xvii.	Marketing costs and commission and fees paid on the leasing of the Building;

xviii.	Repairs and replacements to the structure;

xix.	Replacements to the foundation, the roof, the windows and the outside walls of the Building;

xx.	Any bad debt loss, rent loss or reserves therefore;

xxi.	Fine, penalties and interest;

xxii.	Charitable contributions of Lessor; and

xxiii.	Costs incurred to comply with laws applicable on the date of the lease.

Lessor warrants that operating costs will be incurred on a reasonable basis and be in line with similar office buildings downtown Montreal.

In order to determine the Additional Rent, any expense included in the Operating Costs which is of a capital nature shall be amortized in conformity with generally accepted accounting principles consistently applied (“GAAP”).

SECTION 7 - OTHER TAXES

7.1 The Lessee shall pay when due all water, business or other similar taxes and rates imposed or to be imposed on the Premises or on the business carried on therein. The Lessee shall also pay all other taxes and rates which the Lessee is called upon to pay as lessee or occupant of the Premises. The Lessor shall only pay such taxes in either of the following events and then the Lessee, on demand, shall reimburse the Lessor for them as well as for any benefit derived therefrom by the Lessee:

7.1.1	if by operation of the law, a regulation or otherwise, the owner or the Lessor becomes responsible for the payment or collection of such taxes; or

7.1.2	if a single account includes all taxes concerning the Immovable corresponding to a greater area than that occupied by the Lessee.

7.2 In addition to the Rent, the Lessee shall pay to the Lessor, at the same due dates, the amount of all taxes imposed on such Rent and which the Lessor is obliged to collect, in particular the GST and QST.

Lessor	Lessee

SECTION 8 - USE OF PREMISES

8.1 The 2nd Floor Premises shall be used only for general office purposes and all functions relating to office use. Lessee will specifically have the right to install one or more kitchens for the preparation and service of food, for its own use and use by invitees only, and not for sale to the general public, and to equip each such kitchen with, amongst other things, a dishwasher, a refrigerator, a stove and a microwave.

The Maisonneuve Floor Premises shall be used for a distribution center, vault area, light assembly and repair of watches and jewellery and general office space in support of these activities.

They shall not be used for any other purpose unless the Lessee has obtained the Lessor’s written approval.

8.2 Lessee shall not be obliged to physically occupy the Premises, provided that it respects all of the terms and conditions of its Lease, which will not be irreconcilable with the non-occupation of the Premises.

8.3 The Lessee has taken all steps and has verified with the municipality to ensure that the above-mentioned usage is permitted, which the Lessee shall confirm to the Lessor. The Lessee undertakes to obtain and maintain in force any permit required for such purpose. On demand, the Lessee shall remit copies to the Lessor.

SECTION 9 - CONDITION OF PREMISES

9.1 The Premises shall be delivered by the Lessor to the Lessee in the condition described in Schedule «B – Base Building» attached hereto. All work or improvements done to the Premises other than those described in Schedule «B» are the Lessee’s responsibility and shall be done at its expense and in conformity with Section 16 herein.

9.2 The following shall apply at any time after the date of signature of the Lease and shall apply to the initial improvements as well as any improvements or alterations in the Premises during the Term or any renewal thereof:

i.	Lessee shall construct all leasehold improvements in the Premises and Lessee shall have the right at all times to make alterations in the Premises (collectively “Leasehold Improvements”).

ii.	With the exception of any cosmetic, aesthetic or decoration work to the Premises, the Lessee will submit to the Lessor its plans and specifications of any work or improvements to be done within the Premises, for Lessor’s prior approval, which shall not be unreasonably withheld or delayed, time being of the essence.

iii.	Subject to the Lessor’s prior written approval, which shall not be unreasonably withheld or delayed, the Lessee shall have the right to hire the general contractor as well as any subcontractor of its choice, provided they are properly licensed, have sufficient insurance, make the Lessor a co-insured along with the Lessee, and Lender, if necessary, and provide waivers of lien prior to final payment of the holdback in each instance. Subject to Section 9.2 (ii) herein, the engineers must first be approved in writing by Lessor, acting reasonably.

9.3 Lessor shall provide the Lessee with an allowance in order to perform all non Base Building initial leasehold improvements in the Premises, the “Initial Leasehold Improvements”, an amount of $40.00 per square foot of rentable area for the 2nd Floor Premises and an additional $15.00 per square foot of rentable area will be provided for the Maisonneuve Floor Premises, plus applicable sales taxes (collectively, the “Lessee’s Allowance”). Lessee’s Allowance may also be used for Lessee’s design fees, professional fees, cabling, moving expense, permits, and furniture, fixtures and equipment. The Lessee’s Allowance shall be paid by the Lessor to the Lessee upon presentation of invoices for materials, fees and/or work completed, on a draw basis, within 15 calendar days from the date of submittal by Lessee, or its representative, without setoff or deduction, and including applicable sales taxes.

9.4 Lessor shall not charge any oversight fees, management fees or supervision fees of any nature whatsoever on the Initial Leasehold Improvements made before September 30, 2017 and not more than 15% in total on the costs incurred by the Lessor on improvements made thereafter. Lessee shall not be charged for any electrical services, water, freight elevator, or loading dock use, or any other services during the construction of the Initial Leasehold Improvements.

Lessor	Lessee

9.5 At all times after signature of the Lease, as well as at all times during the Term or any extension or renewal thereof, Lessee will not be charged for any elevator service, supervision, guard service or cleaning for its move-in and move-out.

9.6 Lessor shall maintain and provide all services to the Building and the Premises including without limitation HVAC, utilities, vertical transportation, telephone, internet and cable access, security, janitorial, window washing, repairs, replacements and maintenance consistent with other class A buildings located within the Central Business District of Montreal. Costs for such services are included within Operating Costs of the Building.

Fresh air levels in the Premises shall be maintained in accordance with current ASHRAE standards on a basis of 1 person per 150 square feet.

SECTION 10 - SERVICES AND UTILITIES

10.1 The Lessor shall provide the Lessee, to the extent that the Lessor is able to obtain from its main suppliers (in particular, with respect to electricity), the following services and utilities:

•	electricity (lighting and energy) for common areas and services areas;

•	heating;

•	air-conditioning;

•	cleaning;

•	washrooms;

•	passenger elevators.

The cost of such services is included in the Operating Costs. All services required or used by the Lessee to meet its special needs and which are not in conformity with the usual standards of the Building are the Lessee’s responsibility. The Lessor may, at the Lessee’s expense, supervise and install any apparatus which permits checking additional consumption or use of the services and utilities. The Lessee shall pay any amount attributable to the excess consumption or use.

10.2 Lessor (subject to its ability to obtain the same from its principal supplier) will cause the Premises to be supplied with electric current for the lighting and power required therein for the operation of Lessee’s reasonable needs, which current Lessee hereby agrees to take and receive from Lessor. For the said electricity, Lessee shall pay as Additional Rent an amount calculated at the rate of One Dollar and Ten Cents ($1.10) per square foot of rentable area per annum in equal, consecutive, monthly instalments in advance. The foregoing annual amount and the monthly instalments shall not exceed that which would have been charged to the Tenant directly by Hydro Quebec, had it been separately metered (including all applicable sales taxes), after the 1st day of May, 2017. The obligation of Lessor hereunder shall be subject to any rules or regulations to the contrary of Hydro-Quebec or any other municipal or governmental authority.

In the event any special lighting (above Building standard) or equipment (including but not limited to, special heating, ventilating, air-conditioning systems, printing presses, computers and the like) is installed in the Premises or in any other event where there is reason to believe that excess electricity is being consumed in the Premises, Lessor shall have the right to survey or meter at Lessee’s expense, the total electrical consumption and Lessee shall pay for any excess disclosed by said survey or metering by appropriate increases in the aforementioned monthly instalments.

10.3 If, due to any act, omission or negligence of the Lessor, any of the critical services of the Building (HVAC, electricity, water, elevators) or access is interrupted for more than 3 consecutive days, then Lessee shall have the right to cease its paying of Net Rent and Additional Rent owed under the Lease, beginning with the day of interruption prorated until such service or services or access is reinstated.

10.4 Should the Lessor have an emergency generator for Lessee’s use during power outages, Lessor will allow Lessee during the Term or renewal thereof, to connect to the generator, if it so wishes, at no additional charge and provide power capacity to the Premises proportional to other lessees in the Building and subject to the capacity of the generator.

10.5 During the Term or any renewal thereof, Lessee shall have the right to install and maintain a satellite dish and antenna at no cost to Lessee, save and except for installation and maintenance costs, all in accordance with Lessor’s permission as to location, method of installation, and permits. The Lessee will be responsible to pay for any direct damages resulting from the installation, operation and removal of such satellite dish and antenna.

Lessor	Lessee

SECTION 11 - PARKING

11.1 During the Term, or any extension or renewal thereof, and during the Fixturing Period, the Lessor will provide Lessee with up to 10 indoor parking spaces in the Building on a non reserved basis and up to 2 reserved indoor parking spaces. Lessee may increase or decrease its requirements up to the levels provided for herein on a monthly basis. Should Lessee expand its Premises, Lessor will provide 1 indoor parking space for each additional 2,500 square feet of rentable area leased during the Term or any extension or renewal thereof.

The Lessor determines the rent for parking spaces on an annual basis. A written notice of the determined monthly rent shall be sent to the Lessee at least thirty (30) days prior to the start of the new lease year. For the Calendar Year 2016, such rent per non reserved parking space is $310.00 per month (plus applicable taxes) and such rent per reserved parking space is $395.00 per month (plus applicable taxes). The Lessee shall never be required to pay any more than Lessor’s standard asking rates for other lessees in the Building at any time during the Term or any extension or renewal thereof.

SECTION 12 - EXTERIOR SIGNAGE

12.1 Lessor grants to the Lessee the right to place its corporate logo on the façade of the Building facing Maisonneuve West Boulevard. The exact location of the logo and the size shall be determined in order to achieve pedestrian visibility at street level on de Maisonneuve West Boulevard, subject to Lessor approval, not to be unreasonably withheld.

Lessee will be permitted to install its sign after having first obtained Landlord’s approval (acting reasonably), and subsequently, all necessary authorizations from the municipal authorities of the specifications, design criteria, drawings, exact location and methods of installation of its exterior signs. The Lessor shall provide the Lessor’s existing working drawings to the Lessee’s contractors in order to allow them to submit their drawings and specifications for municipal and Lessor’s approval. Lessee will install, maintain, repair and replace its exterior sign and remove it at the end of the Term, at its own cost and expense.

Lessee will not pay any rent or fee of any nature whatsoever to Lessor for the signage or its rights.

The signage rights are transferable to any sublessee or assignee.

SECTION 13 - GUARANTEE

13.1 On or before February 1, 2017, the Lessee shall provide the Lessor, an unconditional and irrevocable Letter of Credit as security against all of the Lessee’s obligations which may occur from time to time under the Lease, issued by a Canadian chartered bank, in the amount of EIGHT HUNDRED THOUSAND DOLLARS ($800,000.00) to decrease by ONE HUNDRED THOUSAND DOLLARS ($100,000.00) per annum on a declining basis as follows:

•	Seven Hundred Thousand Dollars ($700,000.00) for the period of May 1, 2019 to April 30, 2020;

•	Six Hundred Thousand Dollars ($600,000.00) for the period of May 1, 2020 to April 30, 2021;

•	Five Hundred Thousand Dollars ($500,000.00) for the period of May 1, 2021 to April 30, 2022;

•	Four Hundred Thousand Dollars ($400,000.00) for the period of May 1, 2022 to April 30, 2023;

•	Two Hundred Thousand Dollars ($200,000.00) for the period of May 1, 2023 to April 30, 2027.

SECTION 14 - ASSIGNMENT AND SUBLETTING

14.1 Lessee shall have the right to sublease or assign all or a portion of the Premises, with Lessor’s prior approval, which shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, Lessor’s written approval shall be given or not given, with its reasons as to why it is not granting approval, within 10 days from receipt of Lessee’s written request, failing which its approval will be deemed to have been given.

Lessor	Lessee

Lessee shall have the right to sublease or assign all or a portion of the Premises without Lessor’s approval, in the following circumstances:

I.	A successor to Lessee’s businesses if such succession takes place by a merger, consolidation, reorganization, act of legislature or otherwise, or

II.	Any affiliate of Lessee.

Lessee may sublet or assign to other lessee’s within the Building.

No fees shall be payable by Lessee to obtain Lessor’s consent.

Notwithstanding the assignment, subletting or use, Lessee will remain solidarily responsible with the assignee, sublessee, or user, without benefit of division or discussion, for the payment of Rent and the performance of all other obligations of Lessee under the Lease.

SECTION 15 - LESSEE’S OBLIGATIONS

15.1 The Lessee shall maintain the Premises, including all improvements therein in a good state of repair and in good condition. The Lessee shall make all needed lessee’s repairs. Subject to Section 16.2.4, at the expiry of the lease, the Lessee shall restore the Premises to a good state of repair and condition such as they were at the beginning of the lease, except for reasonable wear and tear. Should the Lessee fail to fulfil its obligations, the Lessor may, upon giving the Lessee a five (5)-day written notice, carry out the repair and maintenance work. All reasonable costs incurred by the Lessor shall be payable by the Lessee to the Lessor upon demand.

The Lessee shall advise the Lessor, without delay and in writing, of any defects in or damages to the Premises.

15.2 The Lessee shall not obstruct nor affect the proper functioning of the heating, air-conditioning, water, sewage and gas equipment, wash-rooms, drains and accessories in and about the Premises. It shall advise the Lessor, without delay and in writing, of any accident or defects in their proper functioning. The Lessee shall be solely responsible for damage to said systems, equipment, and accessories caused by its abuse or negligence.

15.3 The Lessee undertakes not to bring into or store in or about the Premises or the Building anything which is contrary to the fire, police and health and safety laws, orders, decrees and regulations of the municipality in which the Immovable is located, of the urban community (if such is the case), or any other government authority with jurisdiction over the Premises, the occupancy thereof or the business carried on by the Lessee in the Premises, nor permit such to be done.

15.4 Subject to Section 23.21, the Lessee shall not bring into or store in the Premises anything which could cause the insurance policies of the Lessor or of the other lessees of the Building to be cancelled. Subject to Section 23.21, no inflammable or explosive material of any kind whatsoever shall be brought into or stored in the Premises or the Building.

The Lessee shall pay, on demand, to the Lessor any additional insurance premiums required for insurance coverage subscribed for by the Lessor or by other lessees of the Immovable because of:

15.4.1	the activities carried on by the Lessee;

15.4.2	the items or objects which the Lessee keeps or stores in the Premises; or

15.4.3	the conduct of business by the Lessee.

15.5 The Lessee shall hold harmless and indemnify the Lessor against all:

15.5.1	penalty or damage imposed or suffered as a consequence of any breach of any law, order, decree or regulation whatsoever; and

15.5.2	liability including liability for personal injury or damage to property by or to the Lessee’s employees, agents, clients, visitors or licensees and claims, damages or expenses as a result of any act or omission.

Lessor	Lessee

SECTION 16 - WORK

16.1 Building modifications

The Lessor may at any time, change, modify or expand the Building provided that such work pursuant to this Section 16.1 does not unreasonably interfere with the Lessee’s use and enjoyment of the Premises. For this purpose, the Lessor may, among other things, add floors to the Building, make it higher or wider or change or modify the location, size or specifications of pipes, wires, electrical or other lines, facilities, mechanical systems, common areas and other services in the Building (including those which may be situated in the Premises). Provided that the Lessee’s use of the Premises is not materially diminished, its business is not interfered with in more than a de minimus manner and the Lessor acts in accordance with the requirements of this Section 16.1, the Lessee waives all claims which might arise from such changes, modifications or expansion insofar as the dimensions of the Premises remain substantially the same. In the event that additional land is used for such changes or modifications or expansion, such additional land is deemed to be included within the definition of the word Immovable.

In the event such changes or modifications or expansion cause the rentable area of the Building to increase or decrease, the Lessee’s proportionate share, as defined in Section 6.1, shall be accordingly modified. Provided that the Lessee’s use of the Premises is not materially diminished, its business is not interfered with in more than a de minimus manner and the Lessor acts in accordance with the requirements of this Section 16.1, the Lessee shall not be entitled to any indemnity, rent reduction, damages or compensation whatsoever. Such work shall be completed by the Lessor with reasonable diligence.

16.2 Repairs or alterations to the Premises

16.2.1 General provisions

If the Lessee wishes to have repairs, improvements, additions or alterations done to the Premises, the Lessor’s consent must be obtained, which consent shall not be withheld without serious reason. In the event such repairs, improvements, additions or alterations may affect the structure of the Building or substantially diminish the value of the Immovable or harm the other lessees of the Building, this shall constitute a serious reason. Plans and specifications for the work shall be acceptable to both parties. The Lessee will not be required to obtain the Lessor’s consent pursuant to this Subsection 16.2.1 for any cosmetic, aesthetic or decoration work to the Premises.

All costs and expenses incurred, directly or indirectly, for such work pursuant to Subsection 16.2.1 are the responsibility of the Lessee, in particular:

(i)	the cost of the work;

(ii)	architects and engineer’s fees including the cost of plans and specifications prepared for the work requested by the Lessee; and

(iii)	the Lessor’s administration and coordination fee of not more than 15% in total of the costs incurred by the Lessor, referred to in sub-paragraphs (i) and (ii) of this Section 16.2.1.

Should the Lessor make a payment with respect to the work in order to protect its rights, the Lessee shall reimburse the Lessor on demand.

16.2.2 Additional provisions applicable when work is done by Lessor

In the event that the Lessor does not consent to the repairs, improvements, additions or alterations done to the Premises for a serious reason (in accordance with Section 16.2.1), and if the Lessor decides to do the work itself, it shall provide the Lessee within a reasonable delay, with a cost estimate for the work. Such estimate, however, shall not render the Lessor liable for any surplus costs or over-runs which are at the sole cost of the Lessee.

Prior to the commencement of the work, the Lessee shall pay the Lessor the amounts needed to pay for the work. Such amounts shall be kept as a pledge and shall be released as the work progresses. No interest shall be paid on such amounts to the Lessee.

If the Lessee decides not to do the work after having received the cost estimate from the Lessor, the Lessee shall pay the Lessor the cost for experts and the preparation of the estimate plus the Lessor’s administration and coordination fee of ten percent (10%) of such costs.

Lessor	Lessee

16.2.3 Additional provisions applicable when work is done by Lessee

Prior to any step being taken with respect to the work to be performed by the Lessee pursuant to Subsection 16.2.1 herein, the Lessee shall provide to the satisfaction of the Lessor, acting reasonably, with evidence of its ability to pay the cost of the work to be undertaken.

No work shall be done by the Lessee unless:

(i)	the permits required by the appropriate public authorities have been obtained;

(ii)	the contractors whose services have been retained are solvent and recognized as competent;

(iii)	the mechanical, electrical and plumbing contractors are approved by the Lessor;

(iv)	the contractors would defray the cost of the additional services required in the Building during construction; and

(v)	the contractors have public liability insurance to the extent of five million dollars ($5,000,000.00).

The Lessor may require that any contractor who contravenes a collective agreement or a decree or causes a labour dispute in the Building be replaced, without delay and at the cost of the Lessee. Notwithstanding anything to the contrary herein, the Lessee will not be required to provide evidence of its ability to pay for work as provided in this Section 16.2.3, for any cosmetic, aesthetic or decoration work to the Premises.

16.2.4 Ownership of improvements

Any improvements, alterations, additions or repairs made in or to the Premises (including the installation of wall-to-wall carpet) shall form an integral part thereof and become the property of the Lessor with no compensation from the moment of completion of the work.

Provided Lessee has not been in material default of its Lease, at the end of the Term, or any extension or renewal thereof, or pursuant to any termination option the Lessee may exercise, the Lessee may, but shall have no obligation to remove its leasehold improvements from the Premises, whether those improvements were part of the Lessee’s initial improvements or not, Base Building or any other improvements made to the Premises, except for the vault area.

SECTION 17 - ACCESS TO PREMISES AND SECURTIY

17.1 The Lessor, its employees or representatives may, upon 24-hour written notice to Lessee or at any time in the event of an emergency, enter the Premises for the purposes stated in Section 16.1 and to inspect them, adjust the heating and air-conditioning system and for the other purposes deemed necessary for the proper operation and maintenance of the Premises or the equipment therein. The Lessee shall permit access during normal business hours to all persons who wish to rent the Premises or purchase the Immovable, as well as to any potential hypothecary creditor upon 24-hour written notice from the Lessor.

17.2 Lessee shall have access to the Building, the Premises, the retail, the metro (during its open hours only), and the parking on a 24/24, 7 days a week basis.

17.3 Lessee shall have the right to install a controlled access system for the Premises at its own cost. Lessee may connect to the Building controlled access system at its own cost.

During the Term, or any extension or renewal thereof, Lessor shall provide adequate security to Class A building standards including a 24 hour a day roving security that patrols the Building’s common areas and indoor parking.

SECTION 18 - FIRE AND DESTRUCTION

18.1 The Lessor shall not be obliged to repair or rebuild the Building or the Premises in the event that forty percent (40%) or more of the leasable area of the Building at any time during the Term and any renewal thereof is destroyed or damaged by fire, or other casualty insured against by the Landlord.

18.2 Subject to Section 18.1, if the Lessor decides not to repair or rebuild the Building or the Premises, the Lessor shall so advise the Lessee within ninety (90) days of the damage or destruction. In this event, the lease shall terminate immediately and the Lessee shall surrender the Premises even if they were not damaged and shall pay any amount of Rent due at the date of the damage or destruction.

Lessor	Lessee

18.3 Subject to Section 18.1, should the Lessor decide to repair or rebuild the Building and the Premises, the Lessor shall do so in substantial conformity with what is represented in Schedule «B» as amended. All improvements to the Premises other than those set out in Schedule «B» are the responsibility of the Lessee who shall repair and re-equip the Premises to an extent at least equivalent to that existing prior to the damage or destruction. In this case, the Rent shall be reduced in proportion to the amount of time and space of which the Lessee is deprived of the Premises. In no event shall the Lessor be held liable for any damage or loss suffered by the Lessee which is caused by the damage or destruction except where such damage or loss results from the Lessor’s intentional or gross fault.

SECTION 19 - NON-LIABILITY OF LESSOR

19.1 The Lessor shall not be liable for damage to property or persons including bodily injury suffered by the Lessee, its employees, agents, clients, visitors or licensees in the Premises or the Building. The Lessee agrees to hold harmless and indemnify the Lessor against any loss, cost, claim or demand resulting therefrom. The Lessor shall not be liable for damages caused by water, snow, steam or rain which may infiltrate the Building, leak or discharge from pipes or automatic sprinklers.

19.2 The Lessor shall not be liable for damages caused by failure to fulfil any of its obligations under this lease or damages suffered by the Lessee on account of:

19.2.1 a delay in the construction or completion of the Premises, unless such delay was caused by the fault of the Lessor; or

19.2.2	the interruption or change in any service or utility which the Lessor provides in the Building, caused by strikes, uprisings, labour disputes, accidents, lack of fuel, fire, or any other loss, superior force, act of God or any other cause which are reasonably beyond the control of the Lessor. Such interruptions shall not be construed as an eviction of the Lessee or a reduction in enjoyment of the Premises. As a consequence, the Lessee shall not be entitled to any damages and shall not request any reduction in rent. The Lessor shall, without delay, take all reasonable measures to remedy any such interruption.

19.3 The Lessor shall not be liable for damages to the Premises or to any property, merchandise, securities, business, funds, fixtures, furnishings, accessories or equipment belonging to the Lessee or its employees, agents, clients, visitors or licensees except where such damage results from the Lessor’s intentional or gross fault. The Lessee agrees to hold harmless and indemnify the Lessor from any loss resulting therefrom, except where such loss results from the Lessor’s intentional or gross fault.

19.4 Notwithstanding the foregoing, the Lessor shall be liable for any loss or damages suffered by the Lessee or any third party where such loss and/or damages result from the Lessor’s intentional or gross fault of the Lessor and the Lessor agrees to hold harmless and indemnify the Lessee against any loss, cost, claim or demand resulting therefrom.

SECTION 20 - DEFAULT

20.1	For the purposes of this lease, there shall be a default:

20.1.1	if the Lessee fails to fulfil any monetary obligation under this lease and does not cure the failure within seven (7) days of written notice from the Lessor; or

20.1.2	if the Lessee sub-lets the Premises or makes an assignment of the lease, in whole or in part, other than in compliance with the provisions of Section 14 hereof; or

20.1.3	if the Lessee becomes insolvent or bankrupt, makes an assignment of debts or takes or attempts to take the benefit of the Bankruptcy and Insolvency Act or any law relating to creditor arrangements; or

20.1.4	if the Lessee’s property is the subject of a seizure, notice of closure, a pre-inscription, a prior notice of exercise of a hypothecary right, a proceeding in partition or any other judicial proceeding which might affect the Lessee’s ownership rights in its property and the same is not vacated within ten (10) days; or

20.1.5	if the Lessee does not take possession of the Premises or, after having taken possession, surrenders them; or

Lessor	Lessee

20.1.6	if an insurance policy issued in the name of the Lessor is cancelled and not replaced by another as a result of the operations of the Lessee or because the Lessee has brought in or stored objects in the Premises which might affect the validity of the said insurance and the insurance is not reinstated within ten (10) days; or

20.1.7	if the Lessee contravenes one of the Building regulations and such default continues for fifteen (15) days after a written notice to this effect has been sent to the Lessee; or also

20.1.8	if any of the declarations of the Lessee in this lease or in any preceding offer thereto proves to be false or inaccurate in all material respects.

If there is a default which is not cured within the aforementioned applicable cure period, if any, the Lessor may without prejudice to its other recourses, terminate the lease upon notice of its intention to do so. The lease shall then be immediately terminated and the Lessor shall repossess the Premises. The Lessor may then lease them again to whomever without notice. The Lessee shall pay all amounts due pursuant to this lease at the termination date. The Lessee shall also pay all reasonable reletting costs incurred by the Lessor (including repairs, alterations or improvements required by such reletting). The Lessee shall pay, moreover, to the Lessor, any losses which the latter suffered during the period corresponding to the unexpired part of the term of the lease until the end of the lease. This loss is payable on a monthly basis at the same due dates as the Rent. In addition, the Lessee shall pay merely for the delay in performing its obligations, a penalty equal to three (3) months’ Net Rent which will become immediately owing and due.

SECTION 21 - INSURANCE

21.1 The Lessee shall take out and keep in force:

21.1.1	comprehensive general liability insurance covering occupancy, use and the business conducted in the Premises including coverage for bodily injury, death, third party property damage, in an amount not less than five million dollars ($5,000,000.00) for each occurrence or any other higher amount which a reasonable and prudent Lessor may require from time to time;

21.1.2	«all risks» and fire insurance with supplementary coverage for leakage of the automatic sprinklers and other fire protection equipment, earthquakes, collapses and floods, covering the furniture and other movable effects, equipment, inventory and securities, computers and computer-related equipment, fixtures and leasehold improvements, mechanical or electrical systems (or parts of such systems) installed by the Lessee and property situated in the Premises, for full replacement value (without depreciation) resulting from each occurrence;

21.1.3	business and rental interruption insurance for a period of twelve (12) months;

21.1.4	insurance coverage for breakage of glass, windows and plate-glass for their full replacement value; and

21.1.5	any other insurance which a reasonable and prudent Lessor may require, from time to time.

21.2 All insurance policies shall:

21.2.1	be in a form acceptable to the Lessor;

21.2.2	be issued by authorized insurers, recognized as solvent and having a place of business in Quebec; and

21.2.3	provide that they may not be cancelled or invalidated prior to thirty (30) days following the receipt by the Lessor of a termination or cancellation notice from the insurer.

The hypothecary creditor of the Immovable and any other person which the Lessor may designate, as an additional insured person, according to their interests, shall be insured persons named in the policies. Each comprehensive general public liability policy shall contain a severance of interest clause or a cross-liability clause between the Lessor and the Lessee. All other policies shall contain a waiver of subrogation rights which the insurers of the Lessee may have against the Lessor, the insurers of the Lessor and the persons under the care and control of the Lessor. The Lessee waives any claim against the Lessor and any person for whom the Lessor is in law responsible. The Lessee shall furnish, on demand by the Lessor, certificates of insurance.

Lessor	Lessee

21.3 The Lessor may take out and keep in force such insurance policies and pay the premiums thereof if the Lessee fails to do so. The Lessee shall reimburse the premiums paid by the Lessor, on demand.

21.4 The Lessor shall maintain throughout the Term, in those reasonable amounts and with those reasonable deductions that a prudent owner of a class A building located within the Central Business District of Montreal, similar to the Building, would maintain, having regard to size, age and location: (a) all risks insurance on the Immovable and the machinery, boilers and equipment contained in it and owned by the Lessor (except property that the Lessee and other tenants are required to insure); (b) public liability and property damage insurance with respect to the Lessor’s operations on and about the Immovable; and (c) whatever other forms of insurance the Lessor reasonably considers advisable.

SECTION 22 - NON RELOCATION

22.1 The Lessor, after the signature of the Lease, as well as any time during the Term or any extension or renewal thereof shall not have the right to relocate the Lessee, the Premises or any expansion space.

SECTION 23 - MISCELLANEOUS

23.1 Lessor. In the event that the Immovable is sold or leased, the Lessor shall be released from all its obligations to the extent that the purchaser or lessor agrees to assume such obligations.

23.2 Waiver by Lessor. The waiver by the Lessor of any of its rights shall not constitute a waiver of a subsequent exercise of such rights. The exercise by the Lessor of any of its rights shall not prevent it from exercising any other right it possesses. Delays, consents, changes or waivers shall not be opposable to the Lessor unless the Lessor agrees in writing.

23.3 Delay in Payments. Acceptance by the Lessor of a postdated cheque or of any rent payment whatsoever after the due date shall not be deemed to be a method of collection and shall not be construed as novation or as constituting a derogation of the rights, recourses and privileges of the Lessor under this lease. Any amount due by the Lessee under this lease and which is not paid when due shall bear annual interest at the prime rate established by the head office of the Royal Bank of Canada, as it may vary, plus five percent (5%).

23.4 Indivisibility. The obligations of the Lessee are indivisible. Each person designated as lessee or surety, its (his) assignee, successor if he is dead and each of his heirs is bound and may be compelled by the Lessor to perform the obligations of the Lessee alone or together.

23.5 Solidarity. If more than one person is the Lessee or if one or more persons guarantee, assume or otherwise become responsible for the obligations of the Lessee, each of them shall be solidarily liable to the Lessor. Each of them is bound to perform all of the obligations of the Lessee and may separately be compelled by the Lessor to perform them alone or together. The expiry of the term incurred by any of such persons is opposable to all.

23.6 Commission. Lessee is exclusively represented by Colterra Innovative Real Estate Solutions, a real estate agency (“Agency”). Each party agrees no other Agency is involved. Lessor is responsible to pay the Agency its leasing commission as per a separate commission agreement to be entered into between them.

23.7 Payment of Rent. All payments that must be effected by the Lessee in accordance with this lease shall be payable by way of cheque, direct deposit, wire transfer or by any other means as agreed by Lessor and Lessee. If payments are made by cheque, the cheque shall be made to the order of GIIAV - Complexe 2020 University and shall be sent at the following address or at any other address that the Lessor may designate from time to time to the Lessee by a written notice:

c/o - Industrial Alliance Insurance and Financial Services Inc.

925 Grande Allée West

Suite 300

Québec City, Qc G1S 1C1

Attention : Real Estate Investments – Accounting

Lessor	Lessee

23.8 Notices. Any notice required to be given under this lease (herein called the Notice) shall be given in writing. If it is delivered in person, the Notice is deemed to have been received on the date of its delivery. When given by registered mail without transmission by telecopier, the Notice is deemed to have been received on the fifth (5th) business day following the date of such mailing. By telecopier, the Notice is deemed to have been received on the day of its transmission if transmitted before 5:00 P.M. on a business day and otherwise on the next following business day. Such Notice shall be sent:

23.8.1	In the case of the Lessor, to:

c/o - Industrial Alliance Insurance and Financial Services Inc.

925 Grande Allée West

Suite 300

Quebec City, Qc G1S 1C1

Telecopier:   (418) 688-8599

Attention: Mr. Mario Bédard, Vice President, Real Estate Investments

23.8.2	In the case of the Lessee (before the Commencement Date), to:

1240, Phillips-Square Street

Montreal, Qc H3B 3H4

Telecopier:   (514)397-2537

Attention: Vice President, Legal Affairs and Corporate Secretary

In the case of the Lessee (after the Commencement Date), to

At the Premises

Telecopier:   (514)397-2537

Attention: Vice President, Legal Affairs and Corporate Secretary

Either party may notify the other in writing of a change of address, in which case all notices will be sent to the address provided in the said notice.

23.8.3	If the Lessor is unable to locate the Lessee at the address indicated in Section 23.8.2, the Lessor may serve or deposit such notice with the clerk of the Superior Court in the district in which the Immovable is situated where the Lessee elects domicile for such purpose.

23.9 Costs and Publication of the Lease. Insofar as the Lessee may wish to publish its rights in the registry office, the parties agree that the Lessee may publish a notice of lease substantially conforming to the one attached hereto as Schedule «D». The publication costs shall be at the Lessee’s expense. The Lessee shall, at the termination of the lease, cause the registration of such notice to be cancelled at its expense.

The notice of lease published by the Lessee does not effect novation and the parties agree that, in case of any discrepancy, this lease shall have precedence on the said notice of lease.

23.10 Previous Agreements. This lease cancels and replaces any other lease or agreement, written or otherwise made, previously concluded between the Lessor and the Lessee concerning the Premises.

23.11 Nullity of a Clause. If a clause or provision of this lease is declared to be invalid, the validity of any other clause or provision of the lease shall not be affected thereby. Such nullity shall not be the basis for any cause of action by one party against the other.

23.12 Compensation. The Lessee shall pay the Rent within the delays provided in the lease without any deduction or compensation whatsoever.

23.13 Amendment. The lease and its schedules may be amended or changed, in whole or in part, by mutual consent of the parties. In such event, any amendment or change will take effect as of the date of execution of a written agreement between the parties with respect thereto.

Lessor	Lessee

23.14 Application of payment. The Lessor shall have the right, at its discretion and in the manner that it sees fit, to apply or allocate any amount received from or payable to the Lessee to the payment of any amount due and payable by the Lessee hereunder, the whole, notwithstanding any notice or instruction to the contrary by the Lessee. The Lessee hereby accepts the provisions with respect to such application or allocation of payment.

23.15 Force Majeure. Neither party hereto shall be deemed in default of carrying out its non-monetary obligations hereunder if it has been prevented, delayed or restricted from doing so by reason of a force majeure. Any cause which is beyond the control of the parties, which could not have been foreseen and against which the parties could not have protected themselves shall constitute a force majeure. A force majeure shall include, without limitation, all fortuitous events, strikes, partial or complete work stoppages, lock-outs, fires, riots, civil or military interventions, compliance with statutes and regulations emanating from any governmental authority and declared or undeclared states of war.

23.16 Relationship of the parties. Nothing herein shall be construed as creating a partnership between the Lessor and the Lessee nor shall be construed as implying that the Lessee has the right to involve the liability of the Lessor or to do any act which would create a lien, a priority, a hypothec or any other charge against the Premises or the Immovable.

23.17 Time of the essence. Time is of the essence of this lease unless otherwise indicated herein.

23.18 Waiver. The Lessee hereby renounces to the benefit of Articles 1861, 1863 and 1883 of the Civil code of Quebec.

23.19 Election of domicile. With respect to any claim or litigation which may arise from the present lease, the parties hereto elect domicile in the judicial district of Montreal, in the Province of Quebec, Canada, for the hearing of such claim or litigation, therefore excluding any judicial district which might otherwise have jurisdiction over such litigation as provided by law.

23.20 Communication Needs. Lessor guarantees that during the Term or any extension or renewal thereof, there will be no restrictions or controls imposed by the Lessor to Lessee’s communications service providers, nor will Lessor charge access fees to Lessee’s communication service providers.

Lessee will have the right to install Video surveillance systems within its Premises, and on the de Maisonneuve level, outside its premises, in the corridor.

23.21 Environmentally Hazardous Materials (EHM). Lessee represents that it will have the cleaning products and lubricants for its watch and jewellery repair division in the Maisonneuve Floor Premises.

Subject to the Lessor verifying the cleaning products and lubricants to its own satisfaction, acting reasonably, Lessor accepts same as long as Lessee takes normal precautionary procedures and does not drain the EHM fluids in the Building’s drainage system.

Any increase in Lessor’s insurance premiums related to this EHM material, will be charged to the Lessee.

23.22 Handicap Access and Code Compliance. Lessor warrants that to the best of his knowledge, the Building complies with all applicable governmental regulations and the Canadian National Building Code.

Capital costs to comply with future regulations will not be included in Operating Costs and will be at the expense of the Lessor.

23.23 Lenders. Lessor hereby warrants and declares that there is no lender with a security interest against the Building. In the event this changes, Lessee shall have the right to a non-disturbance agreement and a priority agreement from each lender with a security interest against the Building acceptable to Lessee as part of the executed Lease.

23.24 Reasonableness. All approvals required from Lessor according to the terms of the present lease shall be reasonably granted or denied with specificity.

SECTION 24 - REGULATIONS OF THE IMMOVABLE

24.1 The regulations concerning the Immovable shall be furnished to the Lessee at the beginning of the term of the lease and these regulations shall be observed and performed by the Lessee, its employees, agents, clients, visitors and licensees. The Lessor may make reasonable amendments to such regulations or adopt

Lessor	Lessee

other reasonable regulations which are necessary or advisable for the security, maintenance and cleanliness of the Immovable and the Premises as well as for maintaining good order. The Lessor agrees to advise the Lessee in writing of any changes to the regulations. The parties agree that this lease shall have precedence in case of any discrepancy with the regulations.

SECTION 25 - HYPOTHECS AND SUBORDINATION

25.1 This lease and all rights of the Lessee shall be subject and subordinate to all underlying leases, hypothecs, amendments and renewals thereof, which might affect the Immovable. The Lessee agrees to execute and sign any deed or document deemed necessary or desirable by the Lessor in order to subordinate the lease to all such leases or hypothecs, including a Subordination, Non-Disturbance and Attornment Agreement (“SNDA”), which terms will be reasonably negotiated. The SNDA will provide, inter alia, that so long as there is no default by Lessee hereunder (after having taken into account any notice periods and corresponding periods to cure), the Lease shall continue in full force and effect and Lessee’s right to possession of the Premises in accordance with the Lease shall not be disturbed.

25.2 The purchaser of the Immovable as a result of an action taken pursuant to a hypothec and the holder of an underlying lease shall assume all the Lessor’s rights under this lease. The Lessee undertakes to execute upon their demand any document to this effect. The Lessor undertakes to act diligently to see that such subordination or attornment does not infringe the Lessee’s right of enjoyment of the Premises under this Lease, as long as the Lessee is not in default hereunder.

25.3 The Lessee waives any right to terminate this lease or to surrender possession of the Premises if proceedings are taken by the Lessor to terminate any underlying lease or if an action is taken against the Lessor pursuant to any hypothec. The Lessee agrees that this lease is not affected by such proceedings.

25.4 The Lessee shall, on demand by the Lessor, provide to the lessor of an underlying lease and to each of the creditors pursuant to a hypothec a written declaration to the effect that this lease is in force and that the Lessor has fulfilled all its obligations (or specify that the obligations have not been fulfilled) as well as any other written declaration, document or certificate reasonably required by them.

SECTION 26 – SURETY             Intentionally deleted

SECTION 27 - ADDITIONAL PROVISIONS

27.1 All additional provisions, if any, are those set out in Schedule «E» attached hereto.

SECTION 28 - SCHEDULES

28.1 Schedules «A», «B», «C», «D» and «E» attached hereto and initialled for identification are an integral part of the lease.

SECTION 29 - LANGUAGE

29.1 The parties hereto have requested that this present lease be drafted in English. Les parties aux présentes ont requis que le présent bail soit rédigé en anglais.

THE PARTIES DECLARE THAT THEY HAVE READ AND ANALYZED THE LEASE AND SCHEDULES AND THAT THEY UNDERSTOOD THE NATURE AND EXTENT OF THE LEASE AND SCHEDULES. THEY FURTHER DECLARE THAT THEY WERE ABLE TO FREELY NEGOTIATE EACH OF THE PROVISIONS OF THE LEASE AND ITS SCHEDULES.

Lessor	Lessee

IN WITNESS WHEREOF, THE PARTIES HAVE SIGNED AS FOLLOWS:

THE LESSEE at Montreal, this 24th day of February 2017.

BIRKS GROUP INC.

/s/ Hélène Delaney	/s/ Pasquale (Pat) Di Lillo
witness

THE LESSOR at Québec this 17th day of March 2017.

7739907 CANADA INC.

/s/ Martin Lambert	Mario Bédard

witness

Lessor	Lessee

INDEX

Section 1	-	Description of Premises

Section 2	-	Term

Section 3	-	Net Net Lease

Section 4	-	Rent

Section 5	-	Additional Rent

Section 6	-	Payment of Lessee’s Proportionate Share, Property Taxes and Operating Costs

Section 7	-	Other Taxes

Section 8	-	Use of Premises

Section 9	-	Condition of Premises

Section 10	-	Services and Utilities

Section 11	-	Parking

Section 12	-	Exterior Signage

Section 13	-	Guarantee

Section 14	-	Assignment and Subletting

Section 15	-	Lessee’s Obligations

Section 16	-	Work

Section 17	-	Access to Premises

Section 18	-	Fire and Destruction

Section 19	-	Non-Liability of Lessor

Section 20	-	Default

Section 21	-	Insurance

Section 22	-	Non Relocation

Section 23	-	Miscellaneous

Section 24	-	Regulations of the Immovable

Section 25	-	Hypothecs and Subordination

Section 26	-	Surety Intentionally deleted

Section 27	-	Additional Provisions

Section 28	-	Schedules

Section 29	-	Language

Schedule “A”	Plan of the Premises
Schedule “B”	Condition of the Premises
Schedule “C”	Consent with respect to Personal Information Intentionally deleted
Schedule “D”	Notice of application for the registration of the rights under a commercial lease on an immovable
Schedule “E”	Additional Provisions

SCHEDULE «A»

PLAN OF THE PREMISES

SCHEDULE «B»

BASE BUILDING

By no later than March 31st, 2017, the Lessor shall substantially complete and deliver, at its own cost and expense, the Premises in the following condition, all of which items are collectively defined and referred to herein as the “ Base Building ”, save and except for those items which shall be completed by the Lessor on the dates set out hereunder:

i.	FOR 2nd FLOOR PREMISES

a)	The 2nd Floor Premises will be served with fully equipped restrooms in class A condition for women and men, including provisions for the handicapped.

b)	All perimeter and demising walls with taped and sanded joints with 2 layers of primer.

c)	Smooth levelled broom clean concrete floor.

d)	Main entrance doors and secondary fire exit doors, all in accordance with code, and to be completed by the Lessor no later than April 17, 2017.

e)	New light fixtures for direct lighting required for general lighting up to a level of up to 50ft candles at desk level inside the Premises and distributed as open space, modifications at Lessee’s costs.

f)	Sprinklers with semi-recessed heads distributed as open space, modifications at Lessee’s cost.

g)	Ceiling grid and tiles in new condition.

h)	Complete fire alarm system with emergency communications which include telephones and speakers, emergency lighting and extinguishers.

i)	1 chilled water pipe per premises.

j)	1 electrical panel for each premises of sufficient capacity as per Lessee’s specifications (voltage, amperage and circuits).

k)	Access to emergency generator power, if available.

l)	1 thermostat for each 30 feet of linear feet at the perimeter and 1 thermostat for each 5,000 useable square feet of interior zone.

m)	Sufficient Mecho shades/blind systems to cover all windows, to be completed by the Lessor no later than April 28, 2017.

n)	Service elevator access on the floor of the Premises.

ii.	FOR MAISONNEUVE FLOOR PREMISES

a)	Lessor will provide the plumbing conduit cap to the slab on the Maisonneuve Floor Premises permitting the Lessee to install its own toilets, at Lessee’s costs.

b)	All perimeter and demising walls with taped and sanded joints with 2 layers of primer.

c)	Smooth levelled broom clean concrete floor.

d)	Main entrance doors and secondary fire exit doors, all in accordance with code.

e)	New light fixtures for direct lighting required for general lighting up to a level of up to 50ft candles at desk level inside the Premises and distributed as open space, modifications at Lessee’s costs. (In replacement of the installation of the light fixtures, the Landlord will grant the Tenant a credit of $17,000.00 to pay the Tenant’s contractors).

f)	Sprinklers with semi-recessed heads distributed as open space, modifications at Lessee’s cost.

g)	Lessor to furnish and install fan coils on the floor and connect same to the cooled water. Distribution will be furnished by the Lessor as open space.

h)	Complete fire alarm system with emergency communications which include telephones and speakers, emergency lighting and extinguishers.

i)	1 chilled water pipe.

j)	1 electrical panel of sufficient capacity as per Lessee’s specifications (voltage, amperage and circuits).

k)	Access to emergency generator power, if available.

l)	Building standard thermostatic controls based on open space layout, any modifications at Lessee’s cost.

m)	If available, access to exhaust ducts for light manufacturing activities, including polishing dust removal and small amount of fumes removal from watch and jewellery cleaning solvents, otherwise, Lessor will allow Lessee, at its cost, to install such exhaust ducts in the most cost efficient manner within the Building to the Lessee that does not disturb the efficient operation of the Building.

n)	To provide at Lessee’s cost, structural support for Lessee’s vaults which shall not exceed 600 square feet in total and require 100 pounds per square foot of live weight support.

o)	Freight elevator access on the floor of the Premises as indicated in the floor plan attached hereto as Schedule “A”. The parties recognize that the new issue of the freight access shall not modify the Net Rent payable by the Tenant.

Lessor	Lessee

SCHEDULE «C»

[Intentionally Deleted]

Lessor	Lessee

SCHEDULE «D»

NOTICE OF APPLICATION FOR THE REGISTRATION

OF THE RIGHTS UNDER A

COMMERCIAL LEASE ON AN IMMOVABLE

(Art. 2999.1 of the Civil Code of Quebec)

DATE AND PLACE

The              20      at                     , Province of Quebec.

NATURE OF THE NOTICE

Notice of application for the registration of the rights under a commercial lease on an immovable executed at                     , on the              20    .

LESSOR’S DESIGNATION

                        , legal person duly incorporated having its head office at 1080 Grande Allée West, Quebec City, Province of Quebec, G1S 1C7.

LESSEE’S DESIGNATION

                    , legal person duly incorporated having its head office at                     .

DESCRIPTION OF PREMISES

An area of                      square feet (             s.f.) situated in the building bearing civic number                     , Province of Quebec, which is more fully described as

IMMOVABLE’S DESIGNATION

An immovable known and designated as follows:

Lot number                      of the Official

Cadastre of                     , Registration

Division of                     .

Lessor	Lessee

TERM

The lease shall commence on the                      and end on the                      and the lessee has the option of                      (            ) additional consecutive terms of renewal of                      (            ) years each.

DESIGNATION OF THE PERSON GIVING THE NOTICE

(Name and first name), (notary or advocate), practising his (her) profession at (address)

Executed at                     , this              20    .

DECLARATION

(Concerning the notice of application for the registration of the rights under a commercial lease on an immovable executed by Me              at              on              20     and related to the lease entered into between                      and                                          on the             20    .)

I, the undersigned, (notary or advocate), practising my profession at                     , certify that:

1.	the content of the present notice is accurate;
2.	I have verified the identity, quality and capacity of the person giving the notice;
3.	the notice represents the will expressed by the person giving it;
4.	the notice is valid as to its form.

Certified at                     , Province of Quebec, this              20    .

Lessor	Lessee

SCHEDULE «E»

ADDITIONAL PROVISIONS

1.	Free Rent

The Lessor, in order to induce the Lessee to move into the Building:

i.	Lessor will not charge the Lessee Net Rent and Additional Rent for the 2nd Floor Premises, for the first 18 months of the Term.

ii.	The Lessor will not charge the Lessee Net Rent and Additional Rent for the Maisonneuve Floor Premises, for the first 18 months of the Term as well as the month of May of each year of the Term beginning on May 1, 2019.

2.	Continuous Right of First Refusal

Provided Lessee is not in material default of its Lease, at any time after the signature of the Lease, the Lessee shall have a continuous and revolving right of first refusal, each time an available office space on the 2nd floor of the Building is the object of a bona fide offer to lease received by the Lessor from a third party, and which the Lessor is prepared to accept (the “RFR”).

Upon receipt of the 3rd party bona fide offer, the Lessor shall diligently provide the Lessee with a copy of the bone fide offer it is prepared to accept or, a written notice which will contain all relevant facts pertaining to the bona fide offer, in order for the Lessee to make a fully informed decision, certifying same and stating the Lessor is prepared unconditionally to accept it.

Lessee shall have a maximum of 10 business days from receipt of the said written notice to advise the Lessor in writing whether or not it wishes to exercise its RFR to lease the space contemplated in the bona fide offer, on the same terms and conditions of the said bona fide offer. Notwithstanding the foregoing, if the RFR is exercised during the first two (2) years of the Term, Lessee shall have a maximum of 3 business days from receipt of the said written notice to advise the Lessor in writing whether or not it wishes to exercise its RFR to lease the space contemplated in the bona fide offer, on the same terms and conditions of the said bona fide offer.

3.	Renewal Option

Provided the Lessee is not in material default of its Lease at the time of Lessee’s exercise of its option to renew the Lease, the Lessor shall grant the Lessee one (1) option to extend the term of the Lease for the Premises for a further period of 5 years (the “RTN”), the renewal term commencing the day after the Termination Date.

The Lessee shall give the Lessor written notice to exercise this option no earlier than 1 year and no later than 9 months prior to the Termination Date.

All of the terms and conditions contained in the Lease will remain the same, save and except that:

I.	There shall be no further right of renewal or extension.
II.	There shall be no free rent.
III.	There shall be no lessee allowance.
IV.	The Net Rent shall be:

a.	The Fair Market Rental Rate for 5 year leases at the time of written notice. As used in this sub-paragraph (a), Fair Market Rental Rate means the net rental rate charged to the Lessee on an annual basis, matching the net rental rates offered for the renewal of existing lessee’s or if it’s not applicable, to new lessee’s by the Lessor in the Building at that time for 5 year leases, or

b.	If no 5 year leases have or are being offered on the market by the Lessor at that time, then an accredited commercial appraisal firm (“Arbitrator”) will be selected by both parties within 15 days of Lessee’s written notice, failing which each party shall select an Arbitrator, and they will in turn select a third Arbitrator, in order to establish the value of the Fair Market Rental Rate taking into account net rents for renewal of existing lessee’s or for new lessee’s in comparable office premises located in buildings which are similar in age, quality, and size to the Building within a 5 block radius. The two Arbitrators will have 5 days in which to pick the third Arbitrator.

c.	The selected single Arbitrator, or three Arbitrators will then proceed to arrive at a decision on the Fair Market Rental Rate within 30 days after their appointment. If

Lessor	Lessee

the Arbitrator, or the majority of Arbitrators fail to make a decision within 30 days, a new Arbitrator or Arbitrators will be selected as if none had been previously selected on the same basis as outlined herein.

d.	Until the net rental rate per square foot per annum is established, the net rental rate per square foot per annum (“Previous Net Rental Rate”) for the previous lease year will be maintained.

e.	Within 10 business days of the rendering of the arbitration award, the Lessee shall pay to the Lessor, or the Lessor to the Lessee, as the case may be, the difference between the Fair Market Rental Rate and the Previous Net Rental Rate.

4.	Termination Option

The Lessee shall have the right to terminate the Lease on all of its space effective April 30th, 2027.

The Lessee shall be required to provide 12 months prior written notice to the Lessor of its termination of the Lease.

On or before the effective date of cancellation, the Lessee shall pay an indemnity equal to the then unamortized value of the Lessee’s Allowance, Free Rent and commissions, which amortization shall be at the rate of 8% per year.

Lessor	Lessee

AGREEMENT OF PRINCIPAL LEASE

BETWEEN

7739907 CANADA INC.

(LESSOR)

AND

BIRKS GROUP INC.

(LESSEE)